Mail Stop 3561

June 1, 2010

Christine Buchanan-McKenzie
Chief Executive Officer
Pristine Solutions Inc.
Stettin Albert Town
Trelawny, Jamaica

> **Re:** **Pristine Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed May 4, 2010**
> **File No. 333-166487**

Dear Ms. Buchanan-McKenzie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Throughout your filing you refer to the prospectus being declared effective. Please note that a registration statement, not a prospectus, is the document that is declared effective. Please revise your disclosure accordingly.

Cover Page

2. Footnote (1) to the registration fee table indicates that the proposed maximum offering price of $0.002 per share is an estimate used solely for the purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act. However, according to the disclosure in your prospectus, it appears that you are planning to offer the securities at a fixed price of $0.002 per share and that this price

is not merely an estimate for purposes of calculating the registration fee. Therefore, please revise the language in footnote (1) that indicates otherwise.

Outside Front Cover of Prospectus

3. Please revise the third paragraph to clarify that there is no assurance that your common stock will become quoted on the OTC Bulletin Board or another exchange. This comment also applies to the "Prospectus Summary," "Risk Factors," "Determination of Offering Price," and "Selling Security Holders" sections of your registration statement.

Prospectus Summary, page 5

The Offering, page 5

4. Here and throughout your registration statement you state that you "intend to apply to have [y]our common stock quoted on the OTC Bulletin Board." Please revise this disclosure to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You can not apply to be quoted.

5. Here and elsewhere in your registration statement you state that you "have not yet engaged a market maker to file [y]our application" to be quoted on the OTC Bulletin Board. However, in the "Market for Common Equity and Related Stockholder Matters" section on page 30, you state that you "have engaged Spartan Securities to sponsor [y]our securities." Please revise your disclosure so that it is consistent.

Risk Factors, page 8

6. Please delete the fourth sentence of the second paragraph in which you state that other unknown or immaterial risks may also harm your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Risks Related to Our Business, page 8

2. We require additional funding to continue our operations…, page 8

7. Please revise this risk factor to quantify the amount of funds you will require to continue operations.

3. The loss of Christine Buchanan-McKenzie…, page 9

8. We note your indication that you are dependent upon Ms. Buchanan-McKenzie, however, on page 11 you indicate that your business could suffer irreparable harm as a result of her decisions. These risks appear to be inconsistent. Please revise.

9. The costs associated with any warranty repair or replacement…, page 11

9. In an appropriate place in your prospectus, please enhance your disclosure to explain whether you will be responsible for any warranty or repair claims by your customers and, if so, whether you will be able to seek reimbursement from the manufacturer as a result of any of those claims. Currently, this is the only place in your prospectus where you appear to mention the warranty and repair process.

Risks Related to the Ownership of Our Stock, page 12

Because there is no public trading market for our common stock…., page 12

10. We note your statement in the "Plan of Distribution" section of the registration statement on page 18 that you "do not currently meet the existing requirements to be quoted on the OTC Bulletin Board" and that you cannot assure investors that you will ever meet those requirements. Please revise this risk factor to include this disclosure.

Use of Proceeds, page 14

11. Please revise this section to state, as you do on the outside front cover page of the prospectus, that the selling shareholders will receive the net proceeds of the offering and to quantify those proceeds. Please also disclose how the proceeds received from the private placement of the shares being resold on this registration statement were or will be utilized.

Determination of Offering Price, page 14

12. Please revise the last sentence of the last paragraph of this section to clarify that it applies only in the event that your common stock becomes quoted on the OTC Bulletin Board and a market for the stock develops.

Dilution, page 15

13. We note your indication that there will not be a dilutive impact on your existing shareholders. Please revise to clarify, if true, that there will be a dilutive impact in terms of price. In this regard, we note that you are offering the shares registered in this offering at a premium to the amount of consideration given for such shares.

Plan of Distribution, page 18

14. We note your disclosure at the bottom of page 18 regarding the four methods by
which the selling shareholders may offer their shares of common stock to the public.
Please revise this disclosure to clarify that that the second, third and fourth bullets
apply only in the event that your common stock becomes quoted on the OTC Bulletin
Board and a market for the stock develops. Please make a similar change to the
disclosure in the third paragraph on page 19, where you state that your common stock
may be sold at varying prices determined at the time of sale or at negotiated prices.

Description of Securities to be Registered, page 22

15. Please clarify your statement that "[t]here are currently no differences in the rights or
restrictions attached to" your common and preferred stock. In this regard, we note
that there are no issued and outstanding shares of preferred stock.

Description of Business, page 23

16. In an appropriate place in this discussion, explain who will install, maintain and
repair any of the tankless water heaters that you intend to market for sale. If you
intend to provide these services, please explain whether you have anyone on staff
who can currently provide these services and, if not, how you intend to obtain such
expertise and any necessary tools and/or equipment.

Overview, page 23

17. Please elaborate upon your discussion of the distribution agreement you have entered
into with Zhongshan to disclose the cost of the 50 units you have agreed to purchase.
Considering the 6-month period by which you are supposed to purchase these units
will lapse at the end of this month, please revise your disclosure to explain whether
you have the ability to purchase the units and, if not, what your intentions are.

Products and Services, page 24

18. In your discussion of the water heater models you intend to market, clarify whether
any of these models are on the smaller side and, as a result, cannot supply enough hot
water for simultaneous, multiple uses in large households, which you discuss as a
drawback of some models on page 25.

Competition, page 28

19. We note your statement that you "believe that [you] will be able to compete
effectively in [y]our industry because of a competitive advantage offered by [y]our
product in terms of water consumption and energy use" and that you will "attempt to

inform [y]our potential customers of these competitive" advantages. Please revise your disclosure to discuss the competitive weaknesses of your product.

Reports to Security Holders, page 29

20. In addition to discussing the types of information that you will furnish to your shareholders, please identify the reports and other information that you will file with the Securities and Exchange Commission after the effectiveness of the registration statement. Refer to Item 101(h)(5) of Regulation S-K.

Employees, page 29

21. We note your statement that you "plan to engage independent contractors in the areas of consulting, marketing, bookkeeping, investment banking and other services." We also note your statement on page 11 that you "plan to hire three consultants on a part-time basis in the areas of sales and marketing, business development and investor relationships." Please revise your disclosure to make it consistent, and to indicate when you anticipate engaging these independent contractors/consultants and how you plan to finance their salaries.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 32

22. You disclose that you anticipate you will meet your ongoing cash requirements through equity or debt financing and that you estimate your expenses over the next 12 months will be approximately $470,000. Please address the following items:
   - Disclose, if true, that you currently have no equity or debt financing arrangements in place.
   - Disclose the minimum amount of funding that would be required to implement your $470,000 business plan. Please also explain in greater detail how you plan to proceed in the event you are unsuccessful in obtaining additional financing or raise less than the amount required to fund the $470,000 of expenses.
   - We note your disclosures on page 24 that you have agreed to acquire no less than 50 tankless hot water heaters under a distribution agreement with Zhongshan Guangshen Industry Co., Ltd. Please tell us whether the costs of such units have been included in the table provided on page 32 and, if not, disclose the per-unit cost of these water heaters and the approximate total commitment under this arrangement. To the extent your total commitment exceeds cash on hand less estimated expenses of the offering, please tell us how you plan to remedy the deficiency.

23. Throughout your document you disclose certain costs that you expect to incur going forward. For example, you discuss anticipated advertising and other marketing expenses on pages 9, 27, and 28, the hiring of consultants on page 11, and your

distribution agreement with Zhongshan on pages 23 and 24. To the extent your anticipated costs are contingent on obtaining additional financing, please revise your disclosures throughout your document to indicate as such.

24. Please revise your disclosure provided on page 32 to provide additional detail regarding each of the costs mentioned in the table and how you intend to prioritize them with a view to explaining in more detail how you intend to implement your business plan. For example, explain what you mean when you refer to "product distribution costs" and "fixed asset purchases." Please also tell us whether you are more likely to expend any available funds on, for example, marketing and advertising in order to generate sales before you will expend funds on anything else.

Executive Compensation, page 38

25. Please revise the table to indicate, if true, that it reflects compensation paid to Ms. Buchanan-McKenzie for fiscal year 2009.

Security Ownership of Certain Beneficial Owners and Management, page 39

26. Please revise the introductory paragraph to the table to clarify that the table also sets forth the ownership of each of your executive officers as of the relevant date.

27. We note your statement that the persons named in the table "have sole or shared voting and investment control with respect to the shares, except as otherwise noted." Please revise your disclosure to indicate whether the persons named in the table have sole voting and investment control with respect to the shares or shared voting and investment control with respect to the shares.

Item 16. Exhibits, page 43

28. Please file as an exhibit the form of subscription agreement that was used in connection with the Regulation S offering conducted on January 29, 2010.

29. We note that you list your subsidiary in your exhibit index. Please revise your filing to attach the subsidiary list as an exhibit. Refer to Item 601(a)(2) of Regulation S-K.

Exhibit 5.1

30. Counsel may not assume the authority of the persons signing on behalf of the parties to the documents, or the due authorization, execution and delivery of the documents by the parties involved. Please revise the sixth paragraph of the legal opinion accordingly. You may make this assumption as to parties other than the Company, but not as to the Company itself.

31. Please revise the second sentence of the last paragraph of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act, as opposed to stating that you are not required to provide the consent under either Section 7 or Item 509 of Regulation S-K.

*　　*　　*　　*

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities

Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Luis Carrillo
        Carrillo Huetel, LLP
        Via Facsimile (619.330.1888)